Exhibit 11

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

Net income (loss)	$132,765	$8,322	$356,367	$90,186

Preferred Stock dividend requirements	(22,817)	(20,020)	(45,383)	(40,039)

Net income (loss) attributable to common stockholders	$109,948	$(11,698)	$310,984	$50,147

Weighted average number of common shares outstanding	15,936,863	15,809,023	15,909,276	15,809,023

Preferred Stock Common Share Equivalents	-	-	-	-

Dilutive Stock Options outstanding for the Period	477,920	-	407,575	294,937

Dilutive Warrants outstanding for the Period	385,462	-	300,559	179,206

Weighted average number of common and equivalent shares outstanding	16,800,244	15,809,023	16,617,410	16,283,166

Net income (loss) per common share	$0.01	$(0.00)	$0.02	$0.00